May 6, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Raj Rajan
Mr. Brian K. Bhandari
Ms. Tia Jenkins

	Re:	Hansen Natural Corporation
Form 10-K For Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 000-18761

Dear Mr. Rajan, Mr. Bhandari and Ms. Jenkins:

This letter is being furnished on behalf of Hansen Natural Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 14, 2011, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-18761) that was filed with the Commission on March 1, 2011.

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2010
                                                                                                Management’s Discussion and Analysis
                                                                                                Results of Operations, page 44

1.                                      In order to provide an investor with a better understanding of your operations, please provide us with, and confirm in future Exchange Act filings you will, revise your disclosure here for each period presented to quantify the impact of underlying variances in net sales and gross profit.

Response:

Set forth below is information quantifying the impact of underlying variances in gross sales, net sales and gross profit for the year ended December 31, 2010 compared to the year ended December 31, 2009.  The Company confirms that in future Exchange Act filings with the Commission, the Company will quantify the impact of underlying variances in gross sales, net sales and gross profit for each period presented therein.

Gross sales of our Monster Energy® brand energy drinks, including our Java Monster™ product line, represented approximately $162.1 million, or 90.5%, of the increase in total gross sales for the year ended December 31, 2010. Gross sales of our Monster Energy® brand energy drinks increased primarily due to increased sales by volume as a result of increased consumer demand in both our existing domestic and international markets as well as our expansion into new international markets. Pricing changes did not have a material impact on the increase in gross sales. No other individual product line contributed either a material increase and/or decrease to gross sales.

Net sales of our Monster Energy® brand energy drinks, including our Java Monster™ product line, represented approximately $143.3 million, or 89.2%, of the increase in total net sales for the year ended December 31, 2010. Net sales of our Monster Energy® brand energy drinks increased primarily due to increased sales by volume as a result of increased consumer demand in both our existing domestic and international markets as well as our expansion into new international markets. Pricing changes did not have a material impact on the increase in net sales. No other individual product line contributed either a material increase and/or decrease to net sales.

Net sales for the DSD segment of our Monster Energy® brand energy drinks, including our Java Monster™ product line, represented approximately $143.3 million, or 85.5%, of the total increase in net sales for the DSD segment for the year ended December 31, 2010. Net sales of our Monster Energy® brand energy drinks increased primarily due to increased sales by volume as a result of increased consumer demand in both our existing domestic and international markets as well as our expansion into new international markets. Pricing changes did not have a material impact on the increase in net sales for the DSD segment. No other individual product line contributed either a material increase and/or decrease to net sales for the DSD segment.

The increase in net sales, primarily of our Monster Energy® brand energy drinks contributed to the increase in gross profit dollars.

Financial Statements
                                                                                                Notes to Consolidated Financial Statements
                                                                                                9. Commitments and Contingencies - Litigation, page 95

2.                                      We note that there are various types of litigation disclosed in this section.  Please tell us, and confirm in future Exchange Act filings you will revise to disclose, the amount or range of reasonably possible litigation losses to which you are exposed.  If such range cannot be estimated or is not material to the financial statements, state so.  Refer to FASB ASC 450-20-50-3.

Response:

The Company believes that each of various types of litigation disclosed in Note 9 of the Notes to Consolidated Financial Statements is not material to the Company’s financial statements.  The Company confirms that in future Exchange Act filings with the Commission, the Company will disclose the amount or range of reasonably possible litigation losses to which it is exposed, or will state that such range cannot be estimated or is not material to the financial statements, as applicable, with respect to future legal proceedings.

With respect to the action brought by Christopher Chavez, the Company believes that any possible litigation losses, if awarded, would not have a material adverse effect on the Company’s financial position or results of operations.

With respect to the action brought by Avraham Wellman, the plaintiff claims general damages on behalf of the putative class in the amount of CDN$20 million, together with punitive damages of CDN$5 million, plus legal costs and interest.  The Company believes that any such damages, if awarded, would not have a material adverse effect on the Company’s financial position or results of operations.

With respect to the Securities Litigation, the complaint brought in connection therewith seeks an unspecified amount of damages. As a result, the amount or range of reasonably possible litigation losses to which the Company is exposed cannot be estimated.

With respect to the Derivative Litigation, the Company was named as a nominal defendant and the complaint seeks an unspecified amount of damages on behalf of the Company against various defendants named therein.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors,
President and Chief Financial Officer

cc:	Benjamin M. Polk
Schulte Roth & Zabel LLP